Exhibit (a)(1)(F)

Stock Option

Offer to Exchange

Frequently Asked Questions (FAQs)

The following FAQs are intended only as a brief summary for your reference. Please refer to the actual Offer to Exchange delivered to you, the source of the information presented here. If you do not have the Offer to Exchange, it is available on our network at http://intranet/ or on the Securities and Exchange Commission’s EDGAR website at http://www.sec.gov.

All capitalized terms used below have the meanings given to them in the Offer to Exchange document.

1.	What is the Option Exchange?

The Option Exchange is a one-time offer by Vicor to allow Eligible Participants to exchange voluntarily their Eligible Options (whether vested or unvested), on a one-for-one basis, for the grant of new stock options with a new Exercise Price and new terms, which we refer to as Replacement Options. The exchange only will be effected on a grant-by-grant basis.

Eligible Options you tender for exchange will be exchanged, on a one-for-one basis, for new Replacement Options to purchase the same number of shares of Common Stock as were subject to the Eligible Options.

All Replacement Options granted in exchange for Eligible Options:

(i) will vest in equal annual installments over five years following the Offer Expiration Date, subject to your continued employment or service with Vicor or one of our subsidiaries through each applicable vesting date or your earlier Retirement;

(ii) be exercisable within 10 years from the Grant Date of the Replacement Options, which is expected to be the Offer Expiration Date;

(iii) in the case of Replacement Options issued in exchange for Time-Based Eligible Options, have an Exercise Price equal to 120% of the last reported sale price per share of our Common Stock on the NASDAQ on the Offer Expiration Date; and

(iv) in the case of Replacement Options issued in exchange for Performance-Based Eligible Options, have Exercise Prices between 120% and 200% of the last reported sale price per share of our Common Stock on the NASDAQ on the Offer Expiration Date.

The Offer expires at 9:00 p.m. Eastern Time on June 17, 2013, unless the Offer is extended, and Election Forms to participate in the Option Exchange must be received prior to such expiration.

2.	Which options are eligible for the Option Exchange?

All outstanding options under the Vicor Corporation Amended and Restated 2000 Stock Option and Incentive Plan, as amended (the “2000 Plan”) granted prior to January 1, 2013, whether or not vested, are Eligible Options and may be tendered for exchange.

Eligible Options include Time-Based Eligible Options and Performance-Based Eligible Options.

Options for the purchase of shares of common stock of our subsidiaries, VI Chip Corporation and Picor Corporation, are not eligible for the Option Exchange.

3.	What is a Time-Based Eligible Option?

A Time-Based Eligible Option is an Eligible Option subject to vesting based on the passage of time. Most commonly, these Eligible Options were awarded to new employees when they joined the Company or a subsidiary and were awarded annually to Directors as a component of compensation for their service.

4.	What is a Performance-Based Eligible Option?

A Performance-Based Eligible Option is an Eligible Option subject to vesting tied to the achievement of certain quarterly revenue targets by the Company’s Brick Business Unit. All Performance-Based Eligible Options were granted on August 27, 2010, with an exercise price of $13.73, and an expiration of August 27, 2020. As of May 15, 2013, the Brick Business Unit had not met the first revenue target, and, accordingly, no Performance-Based Eligible Options had vested. These options are referred to as “VRIP options” or “VRIPs”.

5.	Who is eligible to participate in the Option Exchange?

You are an Eligible Participant and eligible to participate in the Option Exchange only if you are an employee or Director of Vicor or any of our subsidiaries on the date of commencement of this Offer, remain an employee or Director of Vicor or any of our subsidiaries through the Offer Expiration Date, and hold at least one Eligible Option on the date of commencement of this Offer.

Even if you meet these eligibility requirements as of the date of commencement of this Offer, if your Eligible Options expire pursuant to their terms prior to the Offer Expiration Date, you will forfeit (unless earlier exercised) those options as of their expiration dates and they will not be eligible for exchange in the Option Exchange.

6.	Can I exchange both vested and unvested Eligible Options?

Yes. You can exchange Eligible Options on a grant-by-grant basis, whether or not they are vested. All Replacement Options, however, will have a new vesting schedule regardless of whether the surrendered option was fully or partially vested (i.e., if you tender for exchange either vested or unvested Eligible Options, you will receive unvested Replacement Options).

7.	Can I select which of my Eligible Options to exchange?

Yes, but only on a grant-by-grant basis. Eligible Options that were granted to a given Eligible Participant on the same Grant Date, with the same exercise price, and subject to the same vesting schedule constitute a single “grant” for the purposes of this Offer, regardless of how many underlying shares of Common Stock are subject to the grant. For example, if you were granted Eligible Options to purchase 1,000 shares of our Common Stock subject to equal annual vesting over five years following the Grant Date, this constitutes a single option “grant,” rather than 1,000 individual option grants.

Accordingly, when we state that Eligible Participants will be permitted to exchange Eligible Options for Replacement Options on a grant-by-grant basis, that means you can elect to exchange each grant of Eligible Options grant either in full (other than to the extent such Eligible Options have been previously exercised) or not at all.

To illustrate, assume you hold Eligible Options for 1,000 shares of our Common Stock that you have not previously exercised in whole or in part. You may exchange those Eligible Options for Replacement Options to purchase 1,000 shares of Common Stock, but you may not exchange part of that grant of Eligible Options for an equivalent number of Replacement Options. For example, you cannot exchange 500 of the 1,000 options associated with the one grant for a new grant of 500 Replacement Options, while retaining the Eligible Options with respect to the other 500 shares of Common Stock.

On the other hand, assume you hold two separate grants of 500 Eligible Options. You may choose to tender for exchange for Replacement Options one of the grants, in its entirety, and retain the other grant, in its entirety, with the options associated with the retained grant keeping their exercise price, vesting schedule, and expiration date.

8.	Can I exchange the remaining portion of an Eligible Option grant that I have already partially exercised?

Yes, as described above, the unexercised portion of a grant can be exchanged, if the options represent Eligible Options, but you can only exchange all of the remaining options within that grant, not a portion thereof.

For example, if you were previously awarded a grant of options to purchase 1,000 shares of our Common Stock and previously exercised those options for 250 shares of our Common Stock, you would hold Eligible Options for the purchase of 750 shares of Common Stock. You could tender all of those options, and you would be issued Replacement Options for 750 shares of Common Stock.

9.	How many Replacement Options will I receive?

Eligible Options you tender for exchange will be exchanged, on a one-for-one basis, for Replacement Options to purchase the same number of shares of Common Stock as were subject to the Eligible Options. Replacement Options will be granted under the 2000 Plan, meaning they will have terms substantially similar to the Eligible Options being exchanged.

10.	What will be my Replacement Option Exercise Price?

Replacement Options will have Exercise Prices determined, as follows, based on whether the Eligible Options to be exchanged are Time-Based Eligible Options or a Performance-Based Eligible Options:

A.	Time-Based Eligible Options. Replacement Options granted in exchange for Time-Based Eligible Options will have an Exercise Price equal to 120% of the last reported sale price per share of our Common Stock on the NASDAQ on the Offer Expiration Date. For example, if the closing price of a share of Vicor Common Stock on June 17, 2013, is $5.58 (the same closing price as of May 15, 2013), the Exercise Price of a Replacement Option granted in exchange for a Time-Based Eligible Option would be $6.70. As this Replacement Option vested, its Exercise Price would not change, remaining constant for the 10 year term of the Replacement Option.

B.	Performance-Based Eligible Options. Replacement Options granted in exchange for Performance-Based Eligible Options will have an Exercise Price determined as follows:

i.	Replacement Options vesting on or prior to the first anniversary of the Offer Expiration Date will have an Exercise Price equal to 120% of the last reported sale price per share of our Common Stock on the NASDAQ on the Offer Expiration Date. Using the example above of a hypothetical closing price on June 17, 2013 of $5.58, the Exercise Price for this first portion of the grant of Replacement Options would be $6.70 (i.e., $5.58 x 1.2) and would be exercisable for nine years.

ii.	Replacement Options vesting after the first anniversary of the Offer Expiration Date but on or prior to the second anniversary of the Offer Expiration Date will have an Exercise Price equal to 140% of the last reported sale price per share of our Common Stock on the NASDAQ on the Offer Expiration Date. Using the example above of a hypothetical closing price on June 17, 2013 of $5.58, the Exercise Price for this second portion of the grant of Replacement Options would be $7.81 (i.e., $5.58 x 1.4) and would be exercisable for eight years.

iii.	Replacement Options vesting after the second anniversary of the Offer Expiration Date but on or prior to the third anniversary of the Offer Expiration Date will have an Exercise Price equal to 160% of the last reported sale price per share of our Common Stock on the NASDAQ on the Offer Expiration Date. Using the example above of a hypothetical closing price on June 17, 2013 of $5.58, the Exercise Price for this third portion of the grant of Replacement Options would be $8.93 (i.e., $5.58 x 1.6) and would be exercisable for seven years.

iv.	Replacement Options vesting after the third anniversary of the Offer Expiration Date but on or prior to the fourth anniversary of the Offer Expiration Date will have an Exercise Price equal to 180% of the last reported sale price per share of our Common Stock on the NASDAQ on the Offer Expiration Date. Using the example above of a hypothetical closing price on June 17, 2013, of $5.58 the Exercise Price for this fourth portion of the grant of Replacement Options would be $10.04 (i.e., $5.58 x 1.8) and would be exercisable for six years.

v.	Replacement Options vesting after the fourth anniversary of the Offer Expiration Date will have an Exercise Price equal to 200% of the last reported sale price per share of our Common Stock on the NASDAQ on the Offer Expiration Date. Using the example above of a hypothetical closing price on June 17, 2013 of $5.58, the Exercise Price for this fifth and final portion of the grant of Replacement Options would be $11.16 (i.e., $5.58 x 2.0) and would be exercisable for five years.

For example, if you tender for exchange Performance-Based Eligible Options for 1,000 shares of our Common Stock, you will receive a grant of Replacement Options for 1,000 shares of our Common Stock. The Replacement Options would vest, subject to your continued employment or service with Vicor or one of our subsidiaries through each applicable vesting date or your earlier Retirement, and give you the right to exercise such Replacement Options for 200 underlying shares of Common Stock on each of the first through fifth anniversaries of the Offer Expiration Date. Using the example above of a hypothetical closing price on June 17, 2013 of $5.58, the 200 Replacement Options vesting on the first anniversary would have an Exercise Price of $6.70, the 200 Replacement Options vesting on the second anniversary would have an Exercise Price of $7.81, the 200 Replacement Options vesting on the third anniversary would have an Exercise Price of $8.93, the 200 Replacement Options vesting on the fourth anniversary would have an Exercise Price of $10.04, and the 200 Replacement Options vesting on the fifth and final vesting anniversary would have an Exercise Price of $11.16.

11.	When may I exercise Replacement Options?

You may exercise Replacement Options once vested, solely based on the passage of time and your continued employment or service. Replacement Options will vest in equal annual installments over the five years following the Offer Expiration Date, subject to your continued employment or service with Vicor or one of our subsidiaries through each applicable vesting date or your earlier Retirement.

Replacement Options will have a new 10 year term measured from the Offer Expiration Date, unless otherwise prohibited under local law, subject to earlier expiration of the option following termination of your employment or service with Vicor or any of our subsidiaries.

Replacement Options may be forfeited if not vested at the time of termination of employment or service.

12.	When will the Replacement Options expire?

Replacement Options will have a new 10 year term measured from the Grant Date, which is expected to be the Offer Expiration Date.

13.	What if my employment or service with Vicor is terminated before the Offer Expiration Date?

If you are no longer employed by or a Director of Vicor or any of our subsidiaries, whether voluntarily, involuntarily or for any other reason before the Offer Expiration Date, you will not be able to participate in the Option Exchange. We refer you to the Offer to Exchange, the 2000 Plan, and the award agreement you executed when you originally were granted your options. In these documents, you will find important information regarding what happens, in the event of termination, to existing vested and unvested options you hold.

14.	If I participate, what will happen to my exchanged options?

Eligible Options you elect to tender for exchange will be cancelled on June 17, 2013, unless this Offer is extended, in which case such options will be cancelled on the Offer Expiration Date, as extended.

15.	What happens to Eligible Options I choose not to exchange or that Vicor does not accept for exchange?

Eligible Options you choose not to exchange or that Vicor does not accept for exchange will remain outstanding and will retain their existing exercise prices, vesting schedules, and expiration dates.

16.	How do I participate in the Option Exchange?

If you wish to participate in the Option Exchange, you must complete, sign and return the Election Form delivered to you with the Offer Documents such that it is received by James A. Simms, Chief Financial Officer of the Company, before 9:00 p.m. Eastern Time on June 17, 2013 (or such later time and date as may apply if the Offer is extended). Election Forms received after this deadline will not be accepted.

In order to submit your Election Form to participate in this Offer, you will be required to acknowledge your agreement to all of the terms and conditions of the Offer as set forth in the Offer Documents, including, without limitation, the Terms of Election attached to the Election Form as Exhibit A.

You can withdraw a previously made election any time during the Offer period by completing, signing, and returning the Withdrawal Form delivered to you with the Offer Documents such that it is received by Mr. Simms before 9:00 p.m. Eastern Time on the Offer Expiration Date. The Withdrawal Form may be submitted to Mr. Simms by facsimile to (978) 749-3439, email to option.plan.administrator@vicr.com, or hand delivery.

Once your Election Form and/or Withdrawal Form is received by Mr. Simms, we intend to confirm the receipt of your election and/or any withdrawal by email, or, if you do not have a corporate email address, to send a confirmation via U.S. mail, within 48 hours of receipt. If you do not receive a confirmation, it is your responsibility to confirm that Vicor has received your Election Form and/or any Withdrawal Form.

We utilize E*TRADE for administration and transaction processing of all stock options granted under the 2000 Plan and each Eligible Participant has a transactional account established in his or her name, at no charge to the Eligible Participant, with E*TRADE. Accordingly, Replacement Options, if and when issued, will be reflected in your E*TRADE transactional account as being subject to the terms and conditions of the applicable form of Replacement Option Award Agreement, and no physical Replacement Option Award Agreement(s) will be provided to you. Your execution and delivery of the Election Form will constitute acceptance of your Replacement Options, if and when issued, and your agreement that such Replacement Options will be subject to the terms and conditions set forth in the applicable form of Replacement Option Award Agreement, without any further action required by you.

17.	How do I find out the details about my existing options?

Information on your Eligible Options will be provided to you with the Offer Documents. Additional copies of such information may be requested by emailing option.plan.administrator@vicr.com or calling Mr. Simms, at (978) 470-2900 (9:00 a.m. to 5:00 p.m. Eastern Time, Monday through Friday).

18.	How should I decide whether or not to participate in the Option Exchange?

The decision to participate in the Option Exchange must be your personal decision and will depend largely on your assumptions about the future of our business, the current and future economic environment, the possible market prices of a share of our Common Stock over the term of your Eligible Options and the Replacement Options, and the price performance of publicly traded stocks generally. You should consider that the vesting schedule of the Replacement Options you receive will likely be significantly longer than that of your Eligible Options.

We understand this will be a challenging decision for all Eligible Participants. We suggest you consult with your personal financial and tax advisors before deciding whether to participate in the Option Exchange.

THE OPTION EXCHANGE CARRIES CONSIDERABLE RISK, AND THERE ARE NO GUARANTEES OF THE PRICE OF OUR COMMON STOCK ON THE OFFER EXPIRATION DATE OR ANY FUTURE DATE.

19.	What are some of the potential risks if I choose to exchange my outstanding Eligible Options?

We cannot predict how our stock price or the stock market overall will perform before the date the Replacement Options will be granted, which we expect will be the Offer Expiration Date, or at any point in time thereafter. If the price of a share of Vicor Common Stock increases significantly before the Offer Expiration Date, the Replacement Options could have a higher Exercise Price than you expect.

If you elect to participate in the Option Exchange, the vesting of Replacement Options granted to you will be subject to a new vesting schedule, meaning you will be required to continue working or providing services for Vicor or our subsidiaries for five years after the date on which your Replacement Options are granted in order to be fully vested in the Replacement Options. If your employment or service terminates for any reason prior to vesting of your Replacement Options (other than as a result of your Retirement), you may forfeit the then-unvested portion of your Replacement Options, except to the extent provided in the 2000 Plan, your Replacement Option Award Agreement(s), or in the discretion of the Administrator.

20.	To whom should I ask questions regarding this Offer?

If you have questions regarding the Offer or have requests for assistance (including requests for additional or paper copies of this Offer to Exchange document or other documents relating to the Option Exchange), please email option.plan.administrator@vicr.com or call James A. Simms, Chief Financial Officer of the Company, at (978) 470-2900 (9:00 a.m. to 5:00 p.m. Eastern Time, Monday through Friday). However, please be aware that neither Mr. Simms, nor any employee, Director, affiliate, or agent of Vicor is authorized to advise you in your decision regarding whether to participate in the Option Exchange.

VICOR MAKES NO RECOMMENDATION AS TO WHETHER YOU SHOULD PARTICIPATE IN THE OPTION EXCHANGE. YOU MUST MAKE YOUR OWN DECISION WHETHER TO PARTICIPATE. WE ENCOURAGE YOU TO SEEK THE ADVICE OF QUALIFIED INVESTMENT AND TAX PROFESSIONALS WHEN DETERMINING WHETHER OR NOT TO PARTICIPATE IN THE OPTION EXCHANGE.